UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2026.
____________________________________
Commission File Number: 001-40627
SOPHiA GENETICS SA
(Exact name of registrant as specified in its charter)
La Pièce 12
CH-1180 Rolle
Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

On June 18, 2026, SOPHiA GENETICS SA (the “Company”) held its annual general meeting. The final results of each of the agenda items submitted to a vote of the shareholders are set forth below:

Item 1: 2025 Management Report, Annual Financial Statements and Consolidated Financial Statements, Auditors’ Reports. The shareholders approved the 2025 Management Report, the Annual Financial Statements and the Consolidated Financial Statements for the financial year 2025 and acknowledged the Auditors’ Reports. The shareholders approved the proposal of the Board of Directors on this item with 45,283,861 votes (99.57% of all ordinary shares represented) in favor, 9,751 votes (0.02%) against and 188,709 (0.41%) abstentions.

Item 2: Consultative vote on the 2025 ESG Impact Summary (Sustainability Report). The shareholders approved the proposal of the Board of Directors on this item with 45,012,066 (consultative) votes (98.96% of all ordinary shares represented) in favor, 466,511 votes (1.03%) against and 3,744 (0.01%) abstentions.

Item 3: Discharge of the members of the Board of Directors and the Executive Committee. The shareholders approved the discharge of the members of the Board of Directors and the Executive Committee from liability for the financial year 2025. The shareholders approved the proposal of the Board of Directors on this item with 45,247,810 votes (99.49% of all ordinary shares represented) in favor, 33,311 votes (0.07%) against and 201,200 (0.44%) abstentions.

Item 4: Appropriation of 2025 Financial Results. The shareholders approved that the net loss of the Company for the financial year 2025 in the amount of CHF 52,825,053 be carried forward, resulting in a total loss of CHF 403,784,733 to be carried forward. The shareholders approved this item with 45,412,956 votes (99.84% of all ordinary shares represented) in favor, 25,853 votes (0.06%) against and 43,512 (0.10%) abstentions.

Item 5: Re-election of the Chair; re-election of the Members of the Board of Directors. The shareholders approved the re-election of the following members of the Board of Directors, including the Chair, for a term of office until the completion of the 2027 Annual General Meeting.

a. The shareholders approved the re-election of Jurgi Camblong and his election as Chair of the Board with 45,388,442 votes (99.79% of all ordinary shares represented) in favor, 52,786 votes (0.12%) against and 41,093 (0.09%) abstentions.

b. The shareholders approved the re-election of Troy Cox with 44,315,651 votes (97.44% of all ordinary shares represented) in favor, 1,165,727 votes (2.56%) against and 943 (—%) abstentions.

c. The shareholders approved the re-election of Tomer Berkovitz with 45,425,517 votes (99.88% of all ordinary shares represented) in favor, 13,708 votes (0.03%) against and 43,096 (0.09%) abstentions.

d. The shareholders approved the re-election of Jean-Michel Cosséry with 44,804,064 votes (98.51% of all ordinary shares represented) in favor, 635,061 votes (1.40%) against and 43,196 (0.09%) abstentions.

e. The shareholders approved the re-election of Kathy Hibbs with 44,652,455 votes (98.18% of all ordinary shares represented) in favor, 829,023 votes (1.82%) against and 843 (—%) abstentions.

f. The shareholders approved the re-election of Didier Hirsch with 44,975,022 votes (98.89% of all ordinary shares represented) in favor, 506,456 votes (1.11%) against and 843 (—%) abstentions.

g. The shareholders approved the re-election of Vincent Ossipow with 44,987,550 votes (98.91% of all ordinary shares represented) in favor, 494,098 votes (1.09%) against and 673 (—%) abstentions.

h. The shareholders approved the election of Ross Muken with 45,426,529 votes (99.88% of all ordinary shares represented) in favor, 13,416 votes (0.03%) against and 42,376 (0.09%) abstentions.

Item 6: Re-election of the members of the Compensation Committee. The shareholders approved the re-election of Kathy Hibbs, Jean-Michel Cosséry, and Vincent Ossipow as members of the Compensation Committee, each for a term of office until the completion of the 2027 Annual General Meeting.
a. The shareholders approved the re-election of Kathy Hibbs with 44,856,111 votes (98.63% of all ordinary shares represented) in favor, 583,465 votes (1.28%) against and 42,745 (0.09%) abstentions.

b. The shareholders approved the re-election of Jean-Michel Cosséry with 44,989,577 votes (98.92% of all ordinary shares represented) in favor, 449,999 votes (0.99%) against and 42,745 (0.09%) abstentions.

c. The shareholders approved the re-election of Vincent Ossipow with 45,173,088 votes (99.32% of all ordinary shares represented) in favor, 308,911 votes (0.68%) against and 322 (—%) abstentions.

Item 7. Election of the Independent Proxy. The shareholders approved the election of the notary firm PHC Notaires, in Lausanne, Switzerland, as independent proxy for a term of office until the completion of the 2027 Annual General Meeting. The shareholders approved the proposal of the Board of Directors on this item with 45,414,740 votes (99.85% of all ordinary shares represented) in favor, 9,778 votes (0.02%) against and 57,803 (0.13%) abstentions.
Item 8. Re-election of the Statutory Auditors. The shareholders approved the re-election of PricewaterhouseCoopers SA as the statutory auditors for the fiscal year 2026. The shareholders approved the proposal of the Board of Directors on this item with 45,429,218 votes (99.89% of all ordinary shares represented) in favor, 9,961 votes (0.02%) against and 43,142 (0.09%) abstentions.
Item 9. Approval of the Compensation of the Board of Directors and the Executive Committee. The shareholders approved a maximum aggregate amount of compensation for the members of the Board of Directors of USD 1,942,600 for the period from the 2026 Annual General Meeting to the 2027 Annual General Meeting, a maximum aggregate amount of fixed compensation for the members of the Executive Committee of USD 3,606,907 for the financial year 2027 and a maximum aggregate amount of variable compensation for the members of the Executive Committee of USD 17,500,000 for the current financial year 2026.

a. The shareholders approved the maximum aggregate amount of compensation for members of the Board of Directors with 38,424,977 votes (84.49% of all ordinary shares represented) in favor, 4,809,320 votes (10.57%) against and 2,248,024 (4.94%) abstentions.

b. The shareholders approved the maximum aggregate amount of fixed compensation for members of the Executive Committee with 40,534,086 votes (89.12% of all ordinary shares represented) in favor, 2,734,721 votes (6.01%) against and 2,213,514 (4.87%) abstentions.

c. The shareholders approved the maximum aggregate amount of variable compensation for members of the Executive Committee for 2026 with 30,026,542 votes (66.02% of all ordinary shares represented) in favor, 5,035,165 votes (11.07%) against and 10,420,614 (22.91%) abstentions.

Item 10: Amendments to Articles of Association. The shareholders approved the amendments to the Company’s Articles of Association (“AoA”).
a. Conditional Share Capital: The shareholders approved amending Article 4b of the AoA in order to increase the total amount of the conditional share capital for employee participation, as set out in the invitation to the Annual General Meeting of May 8, 2026 as filed on Form 6-K with the SEC on the same date, with 39,072,913 votes (85.91% of all ordinary shares represented) in favor, 4,208,791 votes (9.25%) against and 2,200,617 (4.84%) abstentions.

SIGNATURE
This Report on Form 6-K, including Exhibit 99.1 hereto, shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-280060, 333-289266, and 333-289270) of SOPHiA GENETICS SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

SOPHiA GENETICS SA
Date:	6/22/2026

		By:	/s/ Daan van Well
		Name:	Daan van Well
		Title:	Chief Legal and Regulatory Officer
EXHIBIT INDEX

Exhibit No.	Description
99.1	Amended Articles of Association
99.2	Press Release dated June 22, 2026